SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 8)

EMERITUS CORPORATION

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

291005106

(CUSIP Number of Class of Securities)

with a copy to:

Daniel R. Baty Emeritus Corporation 3131 Elliot Avenue, Suite 500 Seattle, Washington 98121 (206) 289-2909	Michael E. Stansbury Perkins Coie LLP 1201 Third Avenue, 40th Floor Seattle, Washington 98101 (206) 359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

SCHEDULE 13D
CUSIP No. 291005 10-6	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel R. Baty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,739,106[1] 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 5,739,106[1] 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY DANIEL R. BATY 5,739,106[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48%[1]
14	TYPE OF REPORTING PERSON IN

[1]	Daniel R. Baty directly owns 1,664,267 shares of Common Stock, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, directly owns 2,957,550 shares of Common Stock. In addition, B.F. Limited Partnership owns a Warrant currently exercisable to purchase 400,000 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. In addition, this figure represents approximately 405,926 shares of Common Stock into which certain subordinated debentures held by Columbia Select, L.P., are convertible, and approximately 311,363 shares of Common Stock into which certain subordinated debentures held by Catalina General, L.P., are convertible. B.F., Limited Partnership is the general partner of both such limited partnerships. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns directly, and through Columbia-Pacific Group, Inc., he indirectly has sole voting and dispositive power with respect to the shares that are owned by B.F., Limited Partnership, Columbia Select, L.P., and Catalina General, L.P. The percentage is based on 10,777,545 shares of Common Stock outstanding as of October 1, 2004. Note, however, as of the date of this report, that none of the debentures have been converted so Mr. Baty currently has no voting power over such shares.

SCHEDULE 13D
CUSIP No. 291005 10-6	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B.F., Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,074,839[1] 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 4,074,839[1] 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY B.F., LIMITED PARTNERSHIP 4,074,839[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34%[1]
14	TYPE OF REPORTING PERSON PN

[1]	Daniel R. Baty directly owns 1,664,267 shares of Common Stock, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, directly owns 2,957,550 shares of Common Stock. In addition, B.F. Limited Partnership owns a Warrant currently exercisable to purchase 400,000 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. In addition, this figure represents approximately 405,926 shares of Common Stock into which certain subordinated debentures held by Columbia Select, L.P., are convertible, and approximately 311,363 shares of Common Stock into which certain subordinated debentures held by Catalina General, L.P., are convertible. B.F., Limited Partnership is the general partner of both such limited partnerships. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns directly, and through Columbia-Pacific Group, Inc., he indirectly has sole voting and dispositive power with respect to the shares that are owned by B.F., Limited Partnership, Columbia Select, L.P., and Catalina General, L.P. The percentage is based on 10,777,545 shares of Common Stock outstanding as of October 1, 2004. Note, however, as of the date of this report, that none of the debentures have been converted so Mr. Baty currently has no voting power over such shares.

SCHEDULE 13D
CUSIP No. 291005 10-6	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Columbia-Pacific Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,074,839[1] 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 4,074,839[1] 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY COLUMBIA-PACIFIC GROUP, INC. 4,074,839[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34%[1]
14	TYPE OF REPORTING PERSON CO

[1]	Daniel R. Baty directly owns 1,664,267 shares of Common Stock, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, directly owns 2,957,550 shares of Common Stock. In addition, B.F. Limited Partnership owns a Warrant currently exercisable to purchase 400,000 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. In addition, this figure represents approximately 405,926 shares of Common Stock into which certain subordinated debentures held by Columbia Select, L.P., are convertible, and approximately 311,363 shares of Common Stock into which certain subordinated debentures held by Catalina General, L.P., are convertible. B.F., Limited Partnership is the general partner of both such limited partnerships. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns directly, and through Columbia-Pacific Group, Inc., he indirectly has sole voting and dispositive power with respect to the shares that are owned by B.F., Limited Partnership, Columbia Select, L.P., and Catalina General, L.P. The percentage is based on 10,777,545 shares of Common Stock outstanding as of October 1, 2004. Note, however, as of the date of this report, that none of the debentures have been converted so Mr. Baty currently has no voting power over such shares.

Item 1.	Security and Issuer.

No amendment.

Item 2.	Identity and Background.

This Schedule 13D relates to Daniel R. Baty, B.F., Limited Partnership, and Columbia-Pacific Group, Inc. Mr. Baty is President and sole shareholder of Columbia-Pacific Group, a Washington Corporation, which is the general partner of B.F., Limited Partnership, a Washington limited partnership, of which Mr. Baty is also a limited partner. The foregoing persons are filing this Amendment No. 8 to the Statement on Schedule 13D filed February 15, 2000, and amended June 30, 2000, December 31, 2000, September 13, 2001, February 13, 2002, July 3, 2002, February 13, 2003, and October 15, 2004 because recent purchases of shares of Common Stock by Mr. Baty represent a material increase and change in the information provided in the prior Schedule 13D, as amended.

Mr. Baty is Chief Executive Officer and Chairman of the Board of the Company. His principal business address is 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121. Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

Columbia-Pacific Group, Inc. is a holding company that invests primarily in the senior living industry. B.F., Limited Partnership is also a holding entity with various venture capital investments. The principal business address for both is the same as Mr. Baty’s.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 7 to this Schedule 13D, B.F., Limited Partnership purchased a Warrant dated September 30, 2003, to purchase 400,000 shares of Common Stock of the Issuer, at a purchase price of $400,000, which was paid for from the Partnership’s operating capital funds.

Item 4.	Purpose of Transaction

No amendment.

Item 5.	Interest in Securities of Emeritus Corporation

(a) As of the date of this Amendment No. 8 (“Amendment”), Daniel R. Baty beneficially owns a total of 5,739,106 shares of Common Stock, which consists of: (i) 1,664,267 shares of Common Stock personally owned; (ii) 2,957,550 shares of Common Stock owned through B.F., Limited Partnership; (iii) 400,000 shares of Common Stock issuable under a Warrant currently exercisable and owned by B.F., Partnership; and (iv) approximately 717,289 shares of Common Stock issuable upon conversion of certain Debentures that are currently convertible, which Debentures are owned through B.F., Limited Partnership, as general partner of the two limited partnerships that own the Debentures (see Item 5(b)).

As of the date of this Amendment, B.F., Limited Partnership beneficially owns: (i) 2,957,550 shares of Common Stock of the Company; (ii) a Warrant to purchase 400,000 shares of Common Stock; and (iii) Debentures that are convertible into approximately 717,289 shares of Common

(Pages 5 of 7 Pages)

Stock, due to its capacity as general partner of Columbia Select, L.P., and Catalina General, L.P., owners of record of the Debentures, for a total of 4,074,839 shares beneficially owned.

As of the date of this Amendment, Columbia-Pacific Group, Inc. beneficially owns, as general partner of B.F., Limited Partnership, the same 2,957,550 shares of Common Stock, the Warrant to purchase 400,000 shares of Common Stock and the approximately 717,289 shares of Common Stock issuable under the Debentures, as does B.F., Limited Partnership.

Based on 10,777,545 shares of Common Stock outstanding as of October 1, 2004, the percentage beneficial ownership of the reporting persons (on an as-converted basis) is as follows:

Daniel R. Baty:	48%
B.F., Limited Partnership:	34%
Columbia-Pacific Group, Inc.:	34%

(b) Daniel R. Baty, both individually and in his capacity as President and sole shareholder of Columbia-Pacific Group, Inc., general partner of B.F., Limited Partnership, which is the general partner of Columbia Select, L.P. and Catalina General, L.P., record owners of the Debentures, has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, all 4,621,817 shares of Common Stock owned by him and by B.F., Limited Partnership, and upon conversion, would have the sole power to vote and to direct the disposition of the approximately 717,289 shares of Common Stock issuable under the Debentures and the 400,000 shares of Common Stock issuable under the Warrant assigned to B.F. Limited Partnership on October 5, 2004. Note, however, that as of the date of this report none of the Debentures have been converted and the Warrant has not been exercised.

(c) During the 60 days prior to this Amendment, Mr. Baty purchased indirectly through the transfer by a third party to B.F., Limited Partnership, a Warrant currently exercisable to purchase 400,000 shares of the Issuer’s Common Stock. A Form 4 was filed with the SEC to report this transaction on October 27, 2004.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Emeritus Corporation

No amendment.

Item 7.	Material to Be Filed as Exhibits

None.

(Pages 6 of 7 Pages)

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of October 27, 2004.

/s/ DANIEL R. BATY
Daniel R. Baty

B.F., LIMITED PARTNERSHIP

By: COLUMBIA-PACIFIC GROUP, INC., General Partner

By:	/s/ DANIEL R. BATY
Daniel R. Baty, President

COLUMBIA-PACIFIC GROUP, INC.

By:	/s/ DANIEL R. BATY
Daniel R. Baty, President

(Pages 7 of 7 Pages)